UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Updates to Official Name Change and New Ticker Symbol

CHIJET MOTOR COMPANY, INC. (the “Company”) refers to its report on Form 6-K furnished on November 13, 2025, in which the Company announced that at the opening of trading on November 14, 2025, its Class A ordinary shares would begin trading on the Nasdaq Capital Market under the new name “Digital Currency X Technology Inc.” and new ticker symbol “DCX.” Due to certain regulatory procedural reasons, there will be a delay in the effective date of the Company’s official name change and new ticker symbol, and the Class A ordinary shares of the Company will continue to trade under the prior name “CHIJET MOTOR COMPANY, INC.” and the symbol ticker “CJET” until completion of the relevant regulatory procedures. The new effective date of the official name change and new ticker symbol will be announced as soon as it has been determined.

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits Index

Exhibit No.	Description
99.1	Press Release – Chijet Motor Company Inc. Announces Updates to Official Name Change and New Ticker Symbol

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

CHIJET MOTOR COMPANY, INC.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer